COMMENTS RECEIVED ON 03/30/2018

FROM EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Air Transportation Portfolio, Industrial Equipment Portfolio, Automotive Portfolio, Industrials Portfolio, Banking Portfolio, Insurance Portfolio, Biotechnology Portfolio, IT Services Portfolio, Brokerage and Investment Management Portfolio, Leisure Portfolio, Chemicals Portfolio, Materials Portfolio, Communications Equipment Portfolio, Medical Technology and Devices Portfolio, Computers Portfolio, Multimedia Portfolio, Construction and Housing Portfolio, Natural Gas Portfolio, Consumer Discretionary Portfolio, Natural Resources Portfolio, Consumer Finance Portfolio, Pharmaceuticals Portfolio, Consumer Staples Portfolio, Retailing Portfolio, Defense and Aerospace Portfolio, Semiconductors Portfolio, Energy Portfolio, Software and IT Services Portfolio, Energy Service Portfolio, Technology Portfolio, Environment and Alternative Energy Portfolio, Telecommunications Portfolio, Financial Services Portfolio, Transportation Portfolio, Gold Portfolio, Utilities Portfolio, Health Care Portfolio, Wireless Portfolio, Health Care Services Portfolio

POST-EFFECTIVE AMENDMENT NO. 134

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Discretionary Portfolio, Consumer Staples Portfolio, Energy Portfolio, Financial Services Portfolio, Health Care Portfolio, Industrials Portfolio, Materials Portfolio, Technology Portfolio, Telecommunications Portfolio, Utilities Portfolio

POST-EFFECTIVE AMENDMENT NO. 112

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Consumer Discretionary Portfolios, Consumer Staples Portfolios, and Leisure Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Consumer Discretionary Portfolios:

“Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture and distribution of consumer discretionary products and services.”

From Consumer Staples Portfolios:

“Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, sale, or distribution of consumer staples.”

From Leisure Portfolio:

“Normally investing at least 80% of assets in securities of companies principally engaged in the design, production, or distribution of goods or services in the leisure industries.”

C:

The Staff requests we provide examples in the “Principal Investment Strategies” of consumer discretionary products and services, consumer staples companies, and leisure industries.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose each fund’s principal investment strategies. General Instruction C.(3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment Details” section. In that section, we currently include the following for Consumer Discretionary Portfolio: “Consumer discretionary products and services are non-essential products and services whose demand tends to increase as consumers’ disposable income increases, such as automobiles, apparel, electronics, home furnishings, and travel and leisure products and services.” Similarly, we include the following for Consumer Staples Portfolio: “Consumer staples tend to be essential products whose demand remains stable over economic cycles, such as food, beverages, tobacco, and household and personal care products.” We do not, however, include a definition of leisure goods and services, as we believe shareholders are familiar with the leisure industries without needing further explanation.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

Telecommunications Portfolios

“Fund Summary” (prospectus)

“Principal Investment Strategies”

 “Normally investing at least 80% of assets in securities of companies principally engaged in the development, manufacture, or sale of communications services or communications equipment.”

C:

The Staff asserts that the disclosure should read “telecommunications services or telecommunications equipment” rather than “communications services or communications equipment.”

R:

As part of its primary investment strategies, the fund invests in not only telecom services and/or telecom equipment, but also other industries under the communications and/or communications equipment umbrella. However, in light of the recent announcement by MSCI to broaden and rename the sector as “Communications Services”, we are evaluating the fund’s strategies in this regard and may adopt revisions that would ultimately address the Staff’s concerns.

All funds

“Fund Management” (prospectus)

“Advisory Fee(s)”

“The Adviser has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed the following rates. Voluntary arrangements may be discontinued at any time.”

C:

The Staff requests we confirm the fee tables do not include the effects of voluntary reimbursement.

R:

We confirm the fee tables do not include the effects of voluntary reimbursement.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Consumer Staples Portfolio:

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move language like the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

All funds in Fidelity Select Portfolios

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

Gold Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Comment 1:
Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:
Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Comment 3:
Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:
Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:
Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:
Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:
Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The fund’s wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff’s Comments 1-7 with respect to the CFC:

Response 1:
The fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:
The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. Geode Capital Management, LLC is the adviser to both the fund and the CFC. We note that the CFC’s advisory contract is between its adviser, Geode, and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 3:
As previously noted, the fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:
As disclosed under “Subsidiary Risk” in the “Principal Investment Risks” section of the fund’s prospectus, “the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary.”

Response 5:
The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:
The fund will consolidate its financial statements with the CFC’s consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:
Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE. We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

Gold Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 25% of assets in gold and other precious metals through a wholly-owned subsidiary.”

C:

The Staff requests we disclose in the “Principal Investment Strategies” section that the fund invests in a subsidiary organized under the laws of the Cayman Islands.

R:

The disclosure contained in “Principal Investment Strategies” in the “Fund Summary” section will be revised to read as follows (new disclosure underlined):

“Investing up to 25% of assets in gold and other precious metals through a wholly-owned subsidiary organized under the laws of the Cayman Islands.”